Exhibit 99.1

21 March 2005

UB appoints new CFO

United Biscuits (‘UB’), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, today announces the appointment of Jeff van der Eems as its new Chief Financial Officer.  Jeff joins from PepsiCo Inc where he has held a number of financial and strategy positions over the past twelve years.  Most recently he was Chief Financial Officer and VP Finance, PepsiCo United Kingdom and Republic of Ireland.  Jeff joins in June 2005.

Malcolm Ritchie, Chief Executive, UB says: “I am delighted that Jeff will be joining UB.  He has an excellent track record and will be an asset to the Executive management team.  I am looking forward to working with him.”

Ends

For further information, please contact:

Cardew Group on 0207 930 0777

Notes to Editors

•                  UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.

•                  In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•                  In September 2004, UB acquired Jacob’s adding well known products to its U.K. portfolio including Jacob’s Cream Crackers, Twiglets and Thai Bites.

•                  UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2004.

•                  Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Jacob’s Thai Bites, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre and Verkade in Europe.

•                  McVitie’s is among the best known brands in the U.K.. McVitie’s biscuits were purchased by over 85% of UK households in 2004.

•                  UB owns and operates 22 manufacturing facilities of which 11 are in the U.K..

•                  UB employs over 12,000 people of whom over 9,000 work in the U.K..